[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 12, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Joshua Samples

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Cadence Bancorporation Draft Registration Statement on Form S-1 Filed September 26, 2014 CIK No. 0001614184

Dear Mr. Samples:

On behalf of Cadence Bancorporation, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 23, 2014 (the “Comment Letter”) relating to the above-referenced draft submission (the “Registration Statement”). The Company is concurrently submitting its second draft of the Registration Statement (“Draft No. 2”) via EDGAR, and five courtesy copies of Draft No. 2 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Draft No. 2.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act prior to effectiveness of the Registration Statement, the Company will supplementally provide any such communications to the Staff as requested.

2.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Response: As required by Rule 3-12 of Regulation S-X, the Company has included in the Registration Statement unaudited interim financial statements as of June 30, 2014 and for six months ended June 30, 2014 and 2013. The Company has also included disclosures throughout the document, including in the sections captioned “Selected Historical Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that reflect the Company’s second quarter financial results for 2014. In addition, the Company advises the Staff that it will file currently dated consents from its independent accountants as exhibits to the first public filing of the Registration Statement.

Summary

3.	Please revise to add a subsection for “Recent Debt Issuances” or another similar caption, and briefly discuss the debt issuances incurred in 2014. In this regard, disclose the terms, including annual interest, for the $185 million in senior notes and the $60 million in subordinated debt. In addition, disclose whether these are held by non-related parties and, noting the interest rates exceed your non-covered loan portfolio yield, briefly describe why they were issued and how the proceeds were used.

Response: In response to the Staff’s comment, the Company has revised page 18 of the Registration Statement.

Company Overview, page 1

4.	We note on pages 18 and 63 that the Company expects to retain the customers who are currently served by the seventeen branches that are expected to close in November 2014. Please provide similar disclosure here, including how the Company plans to retain these customers.

Response: In response to the Staff’s comment, the Company has revised page 1 of the Registration Statement.

Low-Risk Balance Sheet and Disciplined Credit Governance Process, page 15

5.	We note in your risk factor discussion on page 25 and in your asset quality discussion on page 74 that the Company’s loan portfolio lacks seasonality and that, as a result, asset quality may normalize and trend negatively from current levels. Please qualify your discussion in this section regarding the credit quality of your organically originated loans with this expectation.

Response: In response to the Staff’s comment, the Company has revised pages 15 and 160 of the Registration Statement.

The Offering, page 19

6.	Please provide a placeholder for the amount of Class B shares that will be outstanding after the offering is completed. In addition, disclose by footnote or otherwise, the number and exercise price of derivative securities not included in the “common stock to be outstanding after the offering” above.

Response: In response to the Staff’s comment to provide a placeholder for the amount of class B shares that will be outstanding after the offering is completed, the Company has revised page 20 of the Registration Statement. The Company respectfully advises the Staff that no derivative securities not included in the “common stock outstanding after the offering” are currently outstanding. The Company confirms that it will amend the Registration Statement to provide this disclosure if any such derivative securities become outstanding prior to the completion of the offering.

7.	Under the “use of proceeds” caption, please state whether the Company has any current plans to use the proceeds from the offering to make an acquisition or repay debt. To the extent that it has such plans, please provide the information required by Item 504 of Regulation S-K. Make corresponding revisions to your disclosure on page 61.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while at any time it could be evaluating potential acquisitions and repayment of debt, it has no plans, arrangements or understandings to make any acquisitions or repay any debt at this time. The Company confirms that it will continue to monitor and update this disclosure as appropriate.

8.	Please state the intentions, if known, of your officers and directors to purchase shares in the offering.

Response: In response to the Staff’s comment, the Company has revised page 22 of the Registration Statement. To the extent that the Company becomes aware of any plans by its directors or officers to purchase shares of common stock in the offering, it will revise the disclosure by amendment to the Registration Statement to address the proposed purchase of shares by such persons.

Risk Factors

9.	Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Response: In response to the Staff’s comment, the Company has revised the “Risk Factors” section of the Registration Statement.

Dilution, page 66

10.	Revise to include the cash cost table required by Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 68 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Credit Losses, page 93

11.	Please revise your next amendment to provide detailed information addressing the mid-year change in your risk rating methodology which impacted loss rates and required reversals of previous loan loss provisions recorded in 2013.

Response: In response to the Staff’s comment, the Company has revised page 96 of the Registration Statement.

Financial Condition

Allowance for Credit Losses, page 119

12.	We note from your risk factor on page 37 that you participate in shared national credits in which you are not the lead bank. These participations accounted for 39% of total loans at June 30, 2014. Please revise your next amendment to address the following for each of the periods presented:

•	Please revise the “Loan Portfolio” section beginning on page 105, to provide information by loan type identifying the types of participation loans;

•	Please revise the “Asset Quality” section beginning on page 111, to provide information addressing the credit quality characteristics of the participation loans;

•	Please revise the “Allowance for Credit Losses” section beginning on page 119, to provide information addressing the provision for credit losses, charge-offs (full or partial), recoveries and the allowances recorded on the loan participations; and

•	Please revise to address how information is evaluated and validated in determining the amounts of allowance for loan loss activity which has been recorded on these participations.

Response: In response to the Staff’s comment, the Company has revised pages 112, 116, 117, 118, 120 and 123 of the Registration Statement. The Company respectfully advises the Staff that with respect to the “Loan Portfolio” section and the “Allowance for Credit Loss” section, the Company did not track and does not have available information for the fiscal year end 2012.

ACI ACL, page 121

13.	We note your disclosure that, subsequent increases in expected cash flows result in a transfer from the non-accretable discount to the accretable discount, which would have a positive impact on accretable income prospectively. We further note reclasses of $32.5 million and $148.2 million from the non-accretable discount to the accretable discount during the years ended December 31, 2013 and December 31, 2012, respectively. Please revise your next amendment to specifically discuss these reclasses, including the specific factors underlying these material reclasses, and the impact on interest income during the periods presented. Further, please revise to disclose a rollforward of activity which includes the contractual amounts, nonaccretable differences, expected cash flows, accretable differences and the carrying amounts as disclosed in the financial statements for each of the periods presented.

Response: In response to the Staff’s comment, the Company has revised pages 124 and 125 of the Registration Statement.

Business

Credit Policy and Procedures, page 163

14.	We note your discussion of “scorecards” under the paragraph relating to credit risk management. Please describe the criteria used to determine the credit risk rating for each scorecard.

Response: In response to the Staff’s comment, the Company has revised page 166 of the Registration Statement.

Security Ownership. . . , page 183

15.	Please revise to list the 5% holders of Cadence Bancorp LLC as well as the shares held in Cadence Bancorp LLC by the executive officers and directors.

Response: In response to the Staff’s comment, the Company has revised page 187 of the Registration Statement.

Financial Statements for the Years Ended December 31, 2013 and 2012

Consolidated Statements of Operations

16.	Please revise your next amendment to present net cost of operation of other real estate in ‘Noninterest Expense’ in accordance with Rule 9-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised pages 22, 69, 71, 72, 82, 83, 97, 98, 99, 100, 101, 102, 103, 120, F-3, F-31, F-41, F-42, F-45, F-57, F-91 and F-108 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Summary of Accounting Policies

Loans (Excluding Acquired Credit Impaired Loans), F-52

17.	Please revise your next amendment to specifically define “demonstrated performance under the terms of the loan” for returning a nonaccrual loan to accrual status.

Response: In response to the Staff’s comment, the Company has revised page F-53 of the Registration Statement.

Note 4. Loans and Allowance for Credit Losses, F-65

18.	Tell us how you considered segmenting loan participations in your Allowance for Loan Loss disclosures.

Response: In response to the Staff’s comment, the Company has revised page F-68 of the Registration Statement.

19.	Please revise your next amendment to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.

Response: In response to the Staff’s comment, the Company has revised page F-15 and F-73 of the Registration Statement.

*            *            *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro

Enclosure

cc:  Via E-mail

      Jerry W. Powell (Cadence Bancorporation)